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                Acergy S.A. Pre-Close Trading Update and Outlook

London, England - November 25, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY), issues this Pre-Close Trading Update and Outlook ahead of results for the fourth quarter ended November 30, 2009, which are expected to be announced on February 17, 2010.

2009 Pre-Close Trading Update

Guidance for fiscal year 2009 remains unchanged, namely:

     - We expect revenue from continuing operations for 2009 to be in line with previous guidance.

     - We expect to achieve an Adjusted EBITDA(a) margin for continuing operations in line with previous guidance. This remains below the outturn for continuing operations in 2008.

The effective rate of tax for the underlying business is anticipated to be within the 35% guidance previously provided.

Cash balances at fiscal year end are expected to be approximately $900 million after capital expenditure of approximately $180 million and paid dividends to shareholders of $40 million.

Depreciation and amortisation costs are anticipated to be approximately $130 million.

Acergy is expected to end the 2009 fiscal year with a backlog for continuing operations of approximately $2.9 billion, based on prevailing exchange rates, including approximately $1.6 billion for execution in 2010.

2010 Outlook

Based on our current view, we expect that 2010 will see revenue from continuing operations in line with the 2009 outturn.

Due to keener competition for new tenders, together with continued irregular timing of project awards and completions we expect the Adjusted EBITDA margin for continuing operations for 2010 to be lower than the Adjusted EBITDA margin for continuing operations achieved in 2009.

The effective rate of tax for fiscal year 2010 is expected to be higher than the 2009 rate for the underlying business due to the expected geographical mix of profits.

Maintenance capital expenditure is expected to be approximately $90 million. Cash expenditure for 2010 is anticipated to be $140 million, including the expected carry forward of payments from 2009. These estimates exclude any major strategic capital expenditure or any expenditure specifically related to tenders.

Depreciation and amortisation costs are expected to be approximately $140 million.


Commenting on today's statement, Jean Cahuzac, Chief Executive Officer, said:
"Despite the challenge of short-term market conditions, the medium-term fundamentals of our industry remain encouragingly strong. We are confident that our skills and strengths meet our clients' strategic needs, particularly in the development of hydrocarbon discoveries secured in challenging acreage.

Acergy is well placed, both financially and operationally, to capitalise on asset opportunities, should they emerge, and to exploit new growth areas when stronger market conditions return."


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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

(a) Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group's performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group's operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group's liquidity. The reconciliation of the Group's net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy's peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy's industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected timing of publishing 2009 fourth quarter financial results in 2010, statements as to estimated revenues and expectations as to the Adjusted EBITDA margin, depreciation and amortisation costs, effective tax rates, cash balances, capital expenditure commitments for the fiscal years 2009 and 2010, statements as to the expected backlog at the end of fiscal year 2009, statements as to future operational performance, statements as to short, medium and long-term outlooks and statements as to the expected level of activity for 2010. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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